September 27, 2024

Via EDGAR

Mr. William Demarest

Ms. Kristina Marrone

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Rigel Resource Acquisition Corp Form 10-K for the year ended December 31, 2023 Filed March 22, 2024 File No. 001-41022

Dear Mr. Demarest and Ms. Marrone:

Rigel Resource Acquisition Corp (the “Company” or “Rigel”), a blank check company incorporated as a Cayman Islands exempted company, is responding to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 18, 2024, on the Form 10-K for the year ended December 31, 2023 (File No. 001-41022) (the “Annual Report”) filed with the Commission on March 22, 2024.

The Company respectfully acknowledge the Staff’s comment. For the Staff’s convenience, the Staff’s comment is repeated below in bold and is followed by the Company’s response. Concurrently with the submission of this letter, the Company is filing with the Commission an amendment to the Annual Report for review.

The Company’s response to the Staff’s comment is as follows:

Form 10-K for the year ended December 31, 2023

Item 9A. Controls and Procedures

1.	We note that disclosure controls and procedures were not effective as of December 31, 2023 due to a material weakness in internal control over financial reporting. Please disclose the Evaluation Date used to assess internal control over financial reporting and tell us how management was able to conclude that internal control over financial reporting was effective when a material weakness existed.

Response: The Company respectfully acknowledges the Staff’s comment and upon review of the Annual Report, it is clear that there was an inadvertent omission of the word “not” prior to the word “effective” in regard to the effectiveness as of our internal controls. The Company has also defined the “Evaluation Date” as December 31, 2023. Concurrently herewith, we are filing an amendment to our Form 10-K to reflect the changes described herein.

Rigel Resource Acquisition Corp

September 27, 2024

Please direct any questions relating to the foregoing to the undersigned at +1 (212) 596 3496. We appreciate your consideration of this matter.

Sincerely,

/s/ Jonathan Lamb
Jonathan Lamb
Chief Executive Officer
Rigel Resource Acquisition Corp
7 Bryant Park
1045 Avenue of the Americas,
Floor 25
New York, NY 10018
of Rigel Resource Acquisition Corp